UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN JOSE DIVISION

IN RE ACTEL DERIVATIVE LITIGATION This Document Relates To: ALL ACTIONS	Case No. C-06-05352-JW NOTICE OF PENDENCY AND SETTLEMENT OF DERIVATIVE ACTION AND OF SETTLEMENT HEARING

TO: SHAREHOLDERS OF ACTEL CORPORATION (“ACTEL” OR THE “COMPANY”) WHO HELD ACTEL COMMON STOCK AS OF APRIL 21, 2008, 2008:

THIS NOTICE RELATES TO THE PENDENCY AND PROPOSED SETTLEMENT OF THIS SHAREHOLDER DERIVATIVE LITIGATION.

PLEASE READ THIS NOTICE CAREFULLY AND COMPLETELY. IF YOU ARE AN ACTEL SHAREHOLDER, THIS NOTICE CONTAINS IMPORTANT INFORMATION ABOUT YOUR RIGHTS. THE FOLLOWING REPRESENTATIONS ARE MADE BY THE SETTLING PARTIES AND THE COURT HAS NOT RULED ON THE MERITS OF THE ACTIONS.

YOU ARE HEREBY NOTIFIED, pursuant to an Order of the United States District Court, Northern District of California, San Jose Division, (the “Court”), that a proposed settlement (the “Settlement”) has been reached between the parties in the above-captioned derivative litigation (the “Action”) brought on behalf of Actel, now pending in the Court, subject to Court approval, which would fully, finally and forever resolve the Action on the terms and conditions summarized in this Notice.

As explained below, the Court will hold a final settlement hearing on June 30, 2008 at 9:00 a.m., before the Honorable James Ware, at the U.S. District Courthouse, 280 South 1st Street, San Jose, California, 95133, Fourth Floor, Courtroom 8, to determine whether to approve the Settlement. You have an opportunity to be heard at this hearing.

As part of the settlement, which is subject to Court approval, certain of the Individual Defendants have reimbursed, or agreed to reimburse, the Company in an aggregate amount of more than $350,000.00. In addition, Actel will adopt, to the extent it has not already adopted, specified corporate governance measures and procedures described below.

If approved by the Court, the Settlement will result in the final dismissal with prejudice of the Action.

There is No Claims Procedure. This case was brought to protect the interests of Actel’s current shareholders. The Settlement will result in changes to the Company’s corporate governance, not in payment to individuals, and accordingly, there will be no claims procedure.

I. WHY YOU ARE RECEIVING THIS NOTICE

This notice is provided pursuant to Federal Rule of Civil Procedure 23.1 and by an Order of the Court. The purpose of the Notice is to advise you that the parties to the Action now pending in this Court have entered into a Settlement, subject to this Court’s approval, which would fully, finally and forever resolve the Action on the terms and conditions summarized in this Notice.

A hearing (the “Settlement Hearing”) will be held on June 30, 2008, at 9:00 a.m., before the Honorable James Ware, at the San Jose U.S. District Courthouse, 280 South 1st Street, San Jose, California, 95133, Fourth Floor, Courtroom 8, for the purpose of considering: (i) whether the Settlement is fair, reasonable, adequate, and in the best interests of Actel and all current Actel shareholders, and should be approved by the Court; (ii) whether to enter judgment giving final approval to the Settlement, dismissing the Action with prejudice, and effectuating the releases described below; (iii) whether the Court will approve the Parties’ fee agreement if the Court approves the Settlement; and (iv) such other necessary and proper matters.

II. BACKGROUND – WHAT THIS CASE IS ABOUT

The Action is a shareholder derivative action brought for the benefit of nominal defendant Actel against certain current and former members of the Company’s Board of Directors (the “Board”) and certain current and former officers (collectively, the “Individual Defendants,” and together with Actel, the “Defendants”). The Individual Defendants are John C. East, Henry L. Perret, Esmat Z. Hamdy, Jon A. Anderson, David M. Sugishita, David L. Van De Hey, Barbara L. McArthur, Suzanne Kinner, Michelle A. Begun, Paul V. Indaco, Douglas D. Goodyear, Jeffrey M. Schlageter, Dennis F. Nye, Carl N. Burrow, Robert J. Smith, Fares N. Mubarak, Dennis G. Kish, Anthony Farinaro, Robert G. Spencer and Jacob S. Jacobsson.

The Action alleges, inter alia, that from 1996 through 2002 (the “Relevant Period”), (i) stock options to officers and directors of the Company were improperly “backdated,” so that the strike prices of these options were lower than they should have been according to the Company’s shareholder-approved stock option plans; and (ii) false statements relating to the granting of stock options were made in the Company’s filings with the Securities and Exchange Commission (“SEC”) and otherwise disseminated to Actel shareholders.

The Action seeks relief based on federal claims for violations of §§ 10(b), 14(a) and 20(a) of the Securities Exchange Act, and state law claims for accounting, breach of fiduciary duty and/or aiding and abetting, unjust enrichment, rescission and violations of the California Corporations Code in connection with insiders’ sales of Actel common stock. The Action seeks on behalf of the Company, among other things, damages, equitable relief, rescission, restitution and costs and disbursements of the lawsuit.

The Court has not determined the merits of Plaintiffs’ claims or Defendants’ defenses. This Notice does not, and is not intended to, imply that there have been or would be any findings of a violation of law by Defendants or that recovery could be had in any amount if the litigation were not settled.

Individual Defendants continue to deny all liability or wrongdoing with respect to any and all of the claims alleged in the Action, including all claims alleged in the Complaint, but believe that it is desirable that the Action be fully settled in the manner and upon the terms and conditions set forth in this Stipulation in order to avoid the expense and burdens and risks associated with further litigation of the Actions and the potential distraction to Actel’s business. Actel is entering into the Settlement for the further reason that it believes that the Settlement confers substantial benefits upon Actel and its shareholders and is in the best interest of Actel and its shareholders.

III. TERMS OF THE PROPOSED SETTLEMENT

The terms and conditions of the proposed Settlement are set forth in the parties’ Stipulation of Compromise and Settlement, which has been filed of record with the Court in the Action. The following description of the terms of the proposed Settlement are only a summary. The Defendants acknowledge that the filing and prosecution of the Action was a substantial and material causal factor underlying the Company’s decision to secure the financial relief as described below and to implement or agree to implement the series of changes set forth below with respect to the Company’s corporate governance practices.

1.	Financial Relief

Certain of the Individual Defendants have reimbursed, or agreed to reimburse, the Company in an aggregate amount of more than $350,000.00. In addition, certain Individual Defendants and a director have repriced more than 325,000 Actel stock options to higher exercise prices associated with the revised measurement dates for these stock options as determined by the Special Committee of the Board.

2.	Corporate Governance Practices

In addition, the Company has implemented or will implement certain corporate governance changes, including but not limited to the following:

•	Actel has appointed a new independent director to the Company’s Board raising the total number of members of the Board from five (5) to six (6).

•	Actel shall revise its articles of incorporation and/or by-laws to require that at least two-thirds of the members of the Board be independent pursuant to the definition of independence as set forth in NASDAQ Rule 4200(a)(15).

•	Actel has agreed that no more than two directors who serve on the Audit Committee of the Board (the “Audit Committee”) shall simultaneously serve on the Compensation Committee of the Board (the “Compensation Committee”)

•	Actel has agreed to maintain its practice of rotating one (1) of three (3) Compensation Committee members each year such that no one member of the Compensation Committee shall serve on the Compensation Committee for more than three (3) consecutive years;

•	Actel’s Board has appointed a Lead Independent Director and agrees to maintain the position of Lead Independent Director on the Board;

•	Actel’s Board and Compensation Committee have adopted and shall maintain a reasonable and responsible set of assumptions, policies and procedures for determining Section 16 executive officer compensation as compared to companies of similar size and operating profiles;

•	Actel has agreed to continue to use the services of an independent compensation consultant

•	Actel agrees that all future equity plans shall require, as the 1986 Plan requires, that all stock options, incentive and non-statutory, are to be priced at no less than 100% of the fair market value of Actel’s common stock on the date of grant.

•	Actel has reformed its stock option granting procedures requiring, among other things, that grants to officers shall only be made at regularly scheduled, duly convened meetings of the Compensation Committee and that all options be granted on pre-scheduled dates. Minutes of these Compensation Committee meetings shall be prepared promptly and reviewed by Actel’s general counsel.

•	Actel shall maintain all records relating to all stock option grants until at least six years after the expiration of the pertinent stock options.

•	Actel agrees to implement a “claw-back” policy requiring the Company to seek disgorgement to the Company of certain bonus payments and profits from certain executive officers of the Company, in the event that Actel is required to prepare an accounting restatement on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K, due to the misconduct of such officer (“responsible officer”) causing material noncompliance with any financial reporting requirement under the federal securities laws.

•	Actel agrees to solicit outside independent consultants to study and in good faith consider additional corporate governance reforms proposed by Plaintiffs.

The Board agrees that the preceding corporate governance terms, to the extent they have not already been implemented, shall be adopted within 60 days of the Effective Date of the Settlement. The Board further agrees that the preceding corporate governance reforms will remain in effect for a minimum of three (3) years.

The Settling Parties believe that all of the foregoing measures, have, and will continue to materially benefit Actel. The Settling Parties will ask the Court to approve the Settlement, based in part on the terms described above, at the Settlement Hearing.

IV. WHAT CLAIMS THE SETTLEMENT WILL RELEASE

The Settlement is conditioned, among other things, upon the entry of an order dismissing the Action with prejudice (the “Judgment”). The Settlement will not become effective until such Judgment has been entered and has become final and non-appealable.

If the Settlement is approved by the Court, then upon the effective date of the Settlement, Plaintiffs, on behalf of Actel and all other current stockholders of Actel during the time of the events alleged in the complaints, shall be deemed to have and shall have, fully, finally, and forever released all claims that have been or could have been alleged in the Actions or that arise out of, arise in connection with or are related to the Company’s historical stock option practices, including any unknown claims against the Individual Defendants. In addition, upon the effective date of the Settlement, each of the Individual Defendants shall have fully, finally and forever released Plaintiffs, Plaintiffs’ counsel, and the Company from any and all claims, including unknown claims, which any of them may have against the Plaintiffs, Plaintiffs’ Counsel or the Company, that arise out of, arise in connection with, or relate to the institution, prosecution, assertion, settlement or resolution of the Actions or the Released Claims. The release does not release Actel from its statutory or contractual indemnity obligations to the Individual Defendants.

V. PLAINTIFFS’ ATTORNEYS’ FEES

Plaintiffs’ Counsel will seek approval of their attorneys’ fee agreement with Defendants at the Settlement Hearing. Actel and/or its insurer and/or their respective successors in interest have agreed to pay Plaintiffs’ Counsel attorneys’ fees and reimbursement of expenses in the aggregate amount of $1,750,000, subject to the Court’s final approval. Plaintiffs’ counsel have not received any fee to date, nor have they been reimbursed for their out-of-pocket expenses. The fee award would compensate Plaintiffs’ counsel for the benefits achieved in the Action and the risks they undertook to represent the Plaintiffs on a fully-contingent basis.

VI. THE SETTLEMENT HEARING AND YOUR RIGHT TO BE HEARD

The Settlement Hearing will occur in the Federal Court before the Honorable James Ware of the United States District Court for the Northern District of California, San Jose Division, on June 30, 2008, at 9:00 a.m. at the San Jose U.S. District Courthouse, 280 South 1st Street, San Jose, California, 95133, Fourth Floor, Courtroom 8.

At the Settlement Hearing, the Court will consider whether to grant final approval to the Settlement and the Settling Parties’ fee agreement. You have the right, but are not required to appear in person or through counsel at the Settlement Hearing to object to the terms of the proposed Settlement or otherwise present evidence or argument that may be proper and relevant. However, you shall not be heard, and no papers, briefs or other documents by you shall be received and considered by the Court (unless the Court in its discretion shall thereafter otherwise direct, upon application of such person and for good cause shown), unless not later than twenty (20) business days prior to the Settlement Hearing, you file with the Court:

(a) a written notice of objection with your name, address and telephone number, along with a representation as to whether you intend to appear at the Settlement Hearing;

(b) competent evidence that you held shares of Actel common stock as of April 21, 2008, and that you continue to hold shares of Actel common stock as of the date of the Settlement Hearing;

(c) a statement of your objections to any matters before the Court, the grounds therefor or the reasons for your desiring to appear and be heard, as well as all documents or writings you desire the Court to consider; and

(d) the identities of any witnesses you plan on calling at the Settlement Hearing, along with a summary description of their likely testimony.

In addition, on or before the date of such filing, you must also serve the same documents via first class mail or overnight delivery upon all of the following counsel of record:

William S. Freeman, Esq. John C. Dwyer, Esq. Jeffrey M. Kaban, Esq.	Nichole Browning, Esq.
Cooley Godward Kronish LLP	J. Daniel Albert, Esq.
Five Palo Alto Square	Schiffrin Barroway Topaz & Kessler, LLP
3000 El Camino Real	280 King of Prussia Road
Palo Alto, CA 94306-2155	Radnor, PA 19087

You must also contemporaneously deliver a copy of all documents described above to the Clerk of the Court, at the U.S. District Courthouse for the Northern District of California, 280 South 1st Street, San Jose, California, 95133; and even if you do not appear in person at the Settlement Hearing, the Court will consider your written submission.

Unless the Court otherwise directs, you shall not be entitled to object to the approval of the Settlement, to any Order and Final Judgment entered thereon, to the fee agreement, or to otherwise be heard, except by serving and filing a written objection and supporting papers and documents as prescribed above. If you fail to object in the manner and within the time prescribed above you shall be deemed to have waived your right to object (including the right to appeal) and shall forever be barred, in this proceeding or in any other proceeding, from raising such objection(s).

VII. FURTHER INFORMATION

This Notice contains only a summary of the Action and the terms of the Settlement. For more details regarding the history of the Action and the Settlement, you may inspect the case files including the pleadings, the Stipulation, and other papers and documents filed with the Court located at the U.S. District Courthouse for the Northern District of California, 280 South 1st Street, San Jose, California, 95133 during regular business hours. Any other inquiries regarding the Action should be addressed to Plaintiffs’ Counsel as follows:

Dan Albert, Esq.

SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP

280 King of Prussia Road

Radnor, PA 19087

(610) 667-7706

PLEASE DO NOT CALL OR DIRECT ANY INQUIRIES TO THE COURT

DATED: April 28, 2008	BY ORDER, THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF CALIFORNIA